SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SALARY.COM, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

794006106

(CUSIP Number)

Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, Pennsylvania 19087
(610) 971-9171

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2010

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  794006106

1	NAME OF REPORTING PERSON: Kenexa Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 23-3024013
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,855,424*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,855,424*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,855,424*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%**
14	TYPE OF REPORTING PERSON CO

* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Kenexa Corporation may be deemed to have beneficial ownership, as a result of the Tender Agreement (described further in Items 4 and 5 of this Schedule 13D) among Kenexa Corporation, Spirit Merger Sub, Inc. and the Significant Stockholders (as defined below) of 5,855,424 shares of Salary.com, Inc. common stock. The filing of this Schedule 13D shall not be construed as an admission that Kenexa Corporation is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Salary.com, Inc., and such beneficial ownership is expressly disclaimed.

** Based on 17,731,076 common shares of Salary.com, Inc. issued and outstanding as of August 31, 2010, as reported by Salary.com, Inc. on its Schedule 14D-9 filed with the SEC on September 2, 2010.

CUSIP No.  794006106

1	NAME OF REPORTING PERSON: Spirit Merger Sub, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,855,424*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,855,424*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,855,424*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%**
14	TYPE OF REPORTING PERSON CO

* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Kenexa Corporation may be deemed to have beneficial ownership, as a result of the Tender Agreement (described further in Items 4 and 5 of this Schedule 13D) among Kenexa Corporation, Spirit Merger Sub, Inc. and the Significant Stockholders (as defined below) of 5,855,424 shares of Salary.com, Inc. common stock. The filing of this Schedule 13D shall not be construed as an admission that Kenexa Corporation is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Salary.com, Inc., and such beneficial ownership is expressly disclaimed.

** Based on 17,731,076 common shares of Salary.com, Inc. issued and outstanding as of August 31, 2010, as reported by Salary.com, Inc. on its Schedule 14D-9 filed with the SEC on September 2, 2010.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Shares”), of Salary.com, Inc., a Delaware corporation (“Salary.com”). The principal executive offices of Salary.com are located at 160 Gould Street, Needham, Massachusetts 02494.

Item 2. Identity and Background

(a)-(c) and (f) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

     (i) Kenexa Corporation, a Pennsylvania corporation (“Kenexa”), and

     (ii) Spirit Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Kenexa.

Each of Kenexa and Merger Sub are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

The address of the principal business office of each of the Reporting Persons is 650 East Swedesford Road, Wayne, Pennsylvania 19087. Kenexa is a global provider of business solutions for human resources. Merger Sub is a newly formed Delaware corporation and a wholly owned subsidiary of Kenexa that was formed for the purpose of acquiring all of the outstanding shares of Salary.com. Merger Sub has not conducted, and does not expect to conduct, any business other than in connection with the potential acquisition of all the outstanding shares of Salary.com and the merger of Merger Sub with and into Salary.com.

Certain information required by this Item 2(a)-(c) and (f) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule I annexed hereto, which is incorporated herein by reference.

(d)-(e) Within the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, after due inquiry, none of the persons set forth on Schedule I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The aggregate consideration to be paid by Merger Sub to purchase all of the Shares pursuant to the Offer, to consummate the Merger is approximately $80 million. Merger Sub intends to obtain such funds by means of a capital contribution from Kenexa. Kenexa will ensure that Merger Sub has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger.

On August 31, 2010, Kenexa Technology, Inc. (“KTI”) entered into a secured credit agreement (the “Credit Agreement”) with PNC Bank, National Association, as administrative agent, and the lenders party thereto. The maximum amount available under the revolving secured credit facility is $25,000,000 including a sublimit of up to $2,000,000 for letters of credit. The Credit Agreement will terminate, and all borrowings will become due and payable, on August 30, 2013. Kenexa and each of the U.S. subsidiaries (other than the New York and Puerto Rico subsidiaries) (collectively, the “Guarantors”) are guarantors of the obligations under the Credit Agreement. Borrowings under the new credit facility are secured by substantially all of KTI’s, Kenexa’s and the Guarantor’s assets (including a pledge of the capital stock of their subsidiaries (but limited to only 65% of the voting stock of first-tier foreign subsidiaries)).

KTI’s borrowings under the Credit Agreement bear interest at either the LIBOR Rate plus 225 basis points or the Base Rate plus 125 basis points. Interest on LIBOR borrowings is calculated on an actual/360 day basis and is paid on the last day of each interest period. LIBOR advances are available for periods of 1, 2, 3 or 6 months. LIBOR pricing is adjusted for any statutory reserves.

 The foregoing discussion does not purport to be complete and is qualified in its entirety by reference to the terms of Credit Agreement, a copy of which is referenced as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 4. Purpose of the Transaction.

(a)-(b) On August 31, 2010, Kenexa, Salary.com and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) Merger Sub has commenced a cash tender offer (the “Offer”) to purchase all of the Shares at a price per share equal to $4.07, net to the sellers in cash without interest thereon and less any applicable withholding taxes (the “Offer Price”), and (ii) following consummation of the Offer, Merger Sub will merge with and into Salary.com (the “Merger”), with Salary.com as the surviving corporation, pursuant to which each outstanding Share will be converted into the right to receive the Offer Price, except for those Shares held by Salary.com, Kenexa or Merger Sub, and other than those Shares with respect to which statutory rights of appraisal under Section 262 of the Delaware General Corporation Law have been perfected.

In connection with the Merger Agreement, on August 31, 2010, contemporaneously with the execution of the Merger Agreement, Bryce Chicoyne, G. Kent Plunkett, Yong Zhang, Paul Daoust, John Gregg, Edward McCauley, John Sumser, Terry Temescu, Robert Trevisani, William Martin, Teresa Shipp, Brent Kleiman, Judy Duff and Nicholas Camelio and certain of their affiliates (together, the “Significant Stockholders”) entered into a tender and support agreement with and in favor of Kenexa and Merger Sub (the “Tender Agreement”), pursuant to which, among other things, each Significant Stockholder has agreed to tender in the Offer, and not withdraw, all of the Shares beneficially owned by the Significant Stockholder, as well as any other Shares acquired by the Significant Stockholder after the date of the Tender Agreement. Each Significant Stockholder is required to tender their Shares not later than the tenth business day after commencement of the Offer, or with respect to any Shares acquired after the date of the Tender Agreement, prior to the expiration of the Offer.

(c) Not applicable.

(d) Under the Merger Agreement, after Merger Sub accepts for payment Shares validly tendered in the Offer, Merger Sub is entitled to designate a number of directors, rounded up to the next whole number, to the board of directors of Salary.com and its subsidiaries that is equal to the total number of directors on Salary.com’s board of directors (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by the percentage that the Shares beneficially owned by Merger Sub and its subsidiaries (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding; provided that the number of Merger Sub designees constitute a majority of the Salary.com board of directors.

(e) Unless Kenexa has given its prior written consent, the Merger Agreement prohibits Salary.com from (i) issuing, delivering, selling, pledging, transferring, disposing of or encumbering any shares of capital stock or other equity or voting interests of Salary.com or its subsidiaries or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock or other rights that are linked to the value of Salary.com common stock or the value of Salary.com or its subsidiaries or any part thereof; (ii) effecting any stock split, stock combination, stock reclassification, reverse stock split, stock dividend, recapitalization or other similar transaction; or (iii) granting, conferring or awarding any option, right, warrant, deferred stock unit, conversion right or other right not existing on the date of the Merger Agreement to acquire any of its shares of capital stock or shares of deferred stock, restricted stock awards, restricted stock units, stock appreciation rights, “phantom” stock awards or other similar rights that are linked to the value of Shares or the value of Salary.com or its subsidiaries or any part thereof (whether or not pursuant to existing Salary.com stock plans).

(f) Upon consummation of the Merger, Salary.com will become a wholly owned subsidiary of Kenexa.

(g) The Merger Agreement contains provisions that limit the ability of Salary.com to engage in a transaction that would involve a change of control of Salary.com during the pendency of the Merger Agreement. Following consummation of the Offer, Merger Sub will own no less than a majority of Salary.com’s issued and outstanding capital stock and will therefore be able to block any acquisition of control of Salary.com by any other person.

(h) Upon consummation of the Merger, the Shares will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, Kenexa currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (although Kenexa reserves the right to develop such plans).

The descriptions contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Tender Agreement do not purport to be complete and are qualified in their entirety by reference to the terms of the Merger Agreement and Tender Agreement, copies of which are referenced as Exhibit 2.1 and Exhibit 2.2 hereto, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Neither Kenexa nor Merger Sub directly own any outstanding Shares. However, as described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Tender Agreement, Kenexa and Merger Sub have the power to vote the Shares with respect to certain matters relating to the Merger as set forth in the Tender Agreement (see Item 4 of this Schedule 13D for details). The Shares currently consist of 5,855,424 shares of common stock of Salary.com, which represent approximately 33.0% of the outstanding shares of common stock of Salary.com as of August 31, 2010. The Significant Stockholders retain the sole power to vote the Shares on all matters other than those identified in the Tender Agreement. Pursuant to the Tender Agreement, and subject to limited exceptions set forth therein, the Significant Stockholders may not (i) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (including by operation of law, other than by death of any person) any of the Shares, (ii) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares, or (iii) take any other action that would reasonably be expected to make any representation or warranty of the Significant Stockholder contained therein inaccurate in any respect.

To Kenexa’s and Merger Sub’s knowledge, after due inquiry, no Shares are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Tender Agreement.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Kenexa or Merger Sub that it is the beneficial owner of any of the Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Neither Kenexa nor Merger Sub nor, to the knowledge of Kenexa and Merger Sub, after due inquiry, any director or executive officer of Kenexa or Merger Sub named in Schedule I to this Schedule 13D, has effected any transaction in the Shares during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

The descriptions contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Tender Agreement do not purport to be complete and are qualified in their entirety by reference to the terms of the Merger Agreement and Tender Agreement, copies of which are referenced as Exhibit 2.1 and Exhibit 2.2 hereto, respectively, and are incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 4 and 5 and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of Salary.com.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 31, 2010, by and among Kenexa Corporation, Spirit Merger Sub, Inc. and Salary.com, Inc.
2.2	Tender and Support Agreement, dated as of August 31, 2010, by and among Kenexa Corporation, Spirit Merger Sub, Inc. and certain shareholders of Salary.com, Inc.
10.1	Credit Agreement, by and among Kenexa Technology, Inc., PNC Bank, National Association, as administrative agent, and the lenders party thereto, dated as of August 31, 2010
99.1	Joint Filing Agreement dated September 9, 2010, among Kenexa Corporation and Spirit Merger Sub, Inc., pursuant to Rule 13d-1(k)(1)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KENEXA CORPORATION
/s/ Nooruddin S. Karsan

Name: Nooruddin S. Karsan
Title: Chief Executive Officer

Date: September 9, 2010

SPIRIT MERGER SUB, INC.
/s/ Donald F. Volk

Name: Donald F. Volk
Title: President

Date: September 9, 2010

SCHEDULE I

INFORMATION RELATING TO KENEXA AND MERGER SUB

1.      Directors and Executive Officers of Kenexa

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Kenexa Corporation. The current business address of each of these individuals is 650 East Swedesford Road Wayne, Pa, 19087 and the current business phone number of each of these individuals is (610) 971-9171. Each such individual is a citizen of the United States of America.
Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors
Joseph A. Konen
Mr. Konen, 62, has been a member of Kenexa’s board of directors since 2000, who is now retired, has held a number of executive positions, most recently serving from 1994 to 1999 as the president and chief operating officer of Ameritrade Holding Corporation, a provider of brokerage services. Mr. Konen received a B.A. in economics and an M.B.A. in finance and management from Indiana University at Bloomington.

Richard J. Pinola
Mr. Pinola, 64, has been a member of Kenexa’s board of directors since 2005. From 1992 to 2004, Mr. Pinola served as the chairman and chief executive officer of Right Management Consultants, a human resources consulting firm. From 1989 to 1991, Mr. Pinola served as the chief operating officer of Penn Mutual Life Insurance Company. Mr. Pinola also serves as a director of Nobel Learning Communities, Inc., a for-profit provider of education and educational services; and Corporate Property Associates 14 Inc., Corporate Property Associates 15 Inc., and Corporate Property Associates 16 Inc., each a real estate investment trust. Mr. Pinola previously served as a director of K-Tron International, Inc., a manufacturer of material handling equipment and systems and Bankrate, Inc., an Internet financial services provider. Mr. Pinola received a B.S. in accounting from King’s College.

Troy A. Kanter
Mr. Kanter, 42, joined Kenexa in 1997 and has served as a member of Kenexa’s board of directors since May 2006 and as Kenexa’s President and Chief Operating Officer since November 2006. From 2003 until November 2006, Mr. Kanter served as Kenexa’s president, Human Capital Management. From 1997 to 2003, Mr. Kanter served as Kenexa’s executive vice president, sales and business development. From 1997 to 1999, he managed Kenexa’s HCM Consulting, Retention Services operations. From 1995 to 1997, Mr. Kanter was the president of Human Resources Innovations, Inc., a company he co-founded that provided employee survey research and consulting and which Kenexa acquired in 1997. From 1990 to 1994, Mr. Kanter was employed by The Gallup Organization, a provider of research, survey and HCM services, most recently serving as its vice president of client services. Mr. Kanter received a B.A. in corporate communications from Doane College.

Renee B. Booth
Dr. Booth, 51, has served as a member of Kenexa’s board of directors since May 2006. Since 1999, Dr. Booth has served as the president of Leadership Solutions, Inc., a boutique human resources consulting firm specializing in leadership assessments, selection, development and motivation. Dr. Booth received a B.A. in psychology from the University of Maryland and a M.S. and Ph.D. in industrial/organizational psychology from Pennsylvania State University.

Rebecca J. Maddox
Ms. Maddox, 56, has been a member of Kenexa’s board of directors since October 2006. Ms. Maddox is a founding principal, president and chief executive officer of Maddox Smye LLC, an international specialty sales consulting firm, and has served in that capacity since 1993. Prior to that, Ms. Maddox held positions that included chief executive officer of Capital Rose, Inc., senior vice president, marketing of Capital Holding, and senior vice president, marketing, Citicorp. Ms. Maddox received a B.S. degree in business administration from Pennsylvania State University and an M.B.A. in marketing and finance from Columbia University.

Barry M. Abelson
Mr. Abelson, 64, has been a member of Kenexa’s board of directors since 2000. Since 1992, Mr. Abelson has been a partner in the law firm of Pepper Hamilton LLP, which has provided legal services to Kenexa since 1997. Mr. Abelson received an A.B. in sociology from Dartmouth College and a J.D. from the University of Pennsylvania Law School.

Nooruddin (Rudy) S. Karsan
Mr. Karsan, 52, co-founded Kenexa’s predecessor company in 1987 and has served as the chairman of Kenexa’s board of directors since 1997 and as Kenexa’s chief executive officer since 1991. Prior to that, Mr. Karsan headed marketing actuarial for the Mercantile & General Insurance Company in Toronto, Canada. Mr. Karsan received a B Math in actuarial science from the University of Waterloo. Mr. Karsan holds the designation of Fellow of the Society of Actuaries.

John A. Nies
Mr. Nies, 41, has been a member of Kenexa’s board of directors since 2002. Mr. Nies is a managing director of JMH Capital, a private equity firm. From 2002 to 2005, Mr. Nies served as a principal of Sage River Partners, LLC and Maplegate Holdings, LLC, private equity firms investing on behalf of individual investors. From 2001 to 2002, Mr. Nies worked for Parthenon Capital, Inc., a private equity investment firm, most recently serving as its managing director, operations, a position in which he was responsible for post-transaction performance of portfolio companies. From 1991 to 2001, Mr. Nies worked for The Parthenon Group, a management consulting firm. Mr. Nies received an A.B. in economics from Dartmouth College and an M.B.A. from Harvard Business School.

Executive Officers
Nooruddin (Rudy) S. Karsan
Mr. Karsan, 52, co-founded Kenexa’s predecessor company in 1987 and has served as the Chairman of Kenexa’s board of directors since 1997 and as Kenexa’s Chief Executive Officer since 1991. Prior to that, Mr. Karsan headed marketing actuarial for the Mercantile & General Insurance Company in Toronto, Canada. Mr. Karsan received a B Math in actuarial science from the University of Waterloo. Mr. Karsan holds the designation of Fellow of the Society of Actuaries.

Troy A. Kanter
Mr. Kanter, 42, joined Kenexa in 1997 and has served as a member of Kenexa’s board of directors since May 2006 and as Kenexa’s President and Chief Operating Officer since November 2006. During 2008, Mr. Kanter became increasingly more responsible for Kenexa’s companywide strategy and operations. From 2003 until November 2006, Mr. Kanter served as Kenexa’s President, Human Capital Management. From 1997 to 2003, Mr. Kanter served as Kenexa’s Executive Vice President, Sales and Business Development. From 1997 to 1999, he managed Kenexa’s HCM Consulting, Retention Services operations. From 1995 to 1997, Mr. Kanter was the president of Human Resources Innovations, Inc., a company he co-founded that provided employee survey research and consulting and which Kenexa acquired in 1997. From 1990 to 1994, Mr. Kanter was employed by The Gallup Organization, a provider of research, survey and HCM services, most recently serving as its vice president of client services. Mr. Kanter received a B.A. in corporate communications from Doane College.

Donald F. Volk
Mr. Volk, 60, has served as Kenexa’s Chief Financial Officer since December 1996. Prior to joining Kenexa, Mr. Volk was a partner in the accounting firm of Brinker, Simpson, Nicastro & Volk. Mr. Volk received a B.S. in Accounting from Villanova University and an M.S. in Taxation from the Villanova University School of Law. Mr. Volk became a Certified Public Accountant in 1974.

Sarah M. Teten
Ms. Teten, 36, joined Kenexa in 1999 and has served as Kenexa’s Chief Customer Officer since October 2009. In 2009, Ms. Teten transitioned into this role and is responsible for ensuring Kenexa’s brand and extreme service promise is communicated, delivered and fulfilled at each phase of the customer lifecycle. From 2004 to 2009 Ms. Teten served as Kenexa’s Chief Marketing Officer. From 2002 to 2004, Ms. Teten served as Kenexa’s Director of Marketing and was one of Kenexa’s sales executives from 1999 until 2002. Prior to joining Kenexa, Ms. Teten served as a marketing manager for Kaplan Educational Centers, a provider of educational services. Ms. Teten received a Bachelor of Journalism and Mass Communications degree from the University of Nebraska.

Archie L. Jones, Jr.
Mr. Jones, 38, has served as Kenexa’s Vice President of Business Development since August 2005. In 2008, his responsibilities were expanded to include Global Operations and Delivery and its financial impact. From 2003 until 2005, Mr. Jones served as managing director of Maplegate Holdings, a private equity investment firm that he co-founded that focuses on small-cap buyouts. From 1998 until 2002, Mr. Jones was a principal and charter member of Parthenon Capital, Inc., a private equity investment firm. Mr. Jones served on Kenexa’s board of directors from 1999 until 2002. He served on the board of directors of Franco Apparel Group from 1998 until 2004 and held the role of that organization’s interim CFO in 1999. Mr. Jones received an M.B.A. from Harvard Business School and a B.A. in Accounting and Business Administration from Morehouse College.

James P. Restivo
Mr. Restivo, 49, has served as Kenexa’s Chief Knowledge Officer since October 2006. Prior to joining Kenexa, Mr. Restivo was the founder, President and Chief Executive Officer of Blue Angel Technologies. Between 1993 and 1997, he also served as the Vice President of Development for Vertex Inc., the leading provider of corporate sales tax software. Mr. Restivo received a S.M. degree in electrical engineering and computer science from the Massachusetts Institute of Technology and a B.S. degree with a double major in computer science and applied mathematics and statistics the State University of New York at Stony Brook.

2.      Directors and Executive Officers of Merger Sub

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Spirit Merger Sub, Inc. The current business address of each of these individuals is 650 East Swedesford Road Wayne, Pa, 19087 and the current business phone number of each of these individuals is (610) 971-9171. Each such individual is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions

Directors
Donald F. Volk	Mr. Volk, 60, has been a member of board of directors of Spirit Merger Sub, Inc. since 2010.
Troy A. Kanter	Mr. Kanter, 42, has been a member of board of directors of Spirit Merger Sub, Inc. since 2010.
Nooruddin (Rudy) S. Karsan	Mr. Karsan, 52, has been a member of the board of directors of Spirit Merger Sub, Inc. since 2010.

Executive Officers
Donald F. Volk	Mr. Volk, 60, has served as President and Treasurer of Spirit Merger Sub, Inc. since 2010.
Archie L. Jones, Jr.	Mr. Jones, 38, has served as Vice President of Spirit Merger Sub, Inc. since 2010.
Cynthia Dixon	Ms. Dixon, 56, has served as Secretary of Spirit Merger Sub, Inc. since 2010.